SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 9, 2006
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the following media release, which appears immediately following this page.

UBS AG Media Relations www.ubs.com 9 May 2006
Media release
UBS Acquires Brazilian Investment Bank Banco Pactual S.A.
for up to 2.6 billion (USD)
New York/Zurich/Basel, 9 May 2006 — UBS announced today that it will acquire the Brazilian financial services firm, Banco Pactual S.A, for an upfront payment of 1 billion (USD) and a further payment of up to 1.6 billion (USD) in five years, subject to certain performance conditions. In addition UBS will establish a retention pool of up to 500 million (USD) in UBS shares for Pactual and UBS employees payable beginning on the fifth anniversary of closing.
The present value of the entire transaction, including the retention pool, amounts up to 2.5 billion (USD). The transaction is expected to close in the third quarter 2006, subject to regulatory approval.
The businesses of Pactual will be integrated into the Investment Banking, Wealth Management and Asset Management businesses of UBS. The combined entity will be the cornerstone of UBS’s operations in Brazil and a key element of the bank’s strategy to expand in emerging markets.
Pactual is the leading independent Brazilian Investment Bank and Asset Management firm in Brazil and has a fast growing Wealth Management business.
Pactual offers a full range of Investment Banking services (trading, fixed income, capital markets, corporate finance advisory) mainly focused on the local Brazilian market. The bank is also a leading participant in Brazilian fixed income and equities markets, serving an extensive base of institutional clients in both local and international markets. The research function has been ranked top three in Brazilian research and analysts provide coverage on over 150 Brazilian companies.
The capital markets business is a top tier underwriter of Brazilian equity and debt issuances and the bank acts as a distributor both in local and international markets.

Media Relations 9 May 2006 Page 2 of 3
Pactual Asset Management has 18.6 billion (USD) under management as of March 31, 2006. The business provides long-term investment opportunities for its clients offering a full product range from equity, fixed income, private equity and hedge funds. The Wealth Management business manages a further 4.6 billion (USD) as of March 31, 2006 for high net worth individuals.
The transaction will add significant scale to UBS’s business in Brazil making UBS one of the top providers of Investment Banking, Asset Management and Wealth Management services in the country.
Peter Wuffli, CEO of UBS said:
“Brazil has one of the world’s fastest growing financial markets and therefore is a key focus area for UBS. This acquisition represents an efficient combination between the leading independent investment bank in Brazil and UBS, one of the world’s most powerful financial services firms. The combined entity will provide an unrivaled platform for the business to grow in Brazil and throughout Latin America.”
Huw Jenkins, CEO of UBS Investment Bank said:
“This deal is a cornerstone in our strategy to increase penetration in emerging markets within fixed income and equities. In 2005 the investment banking fee pool in Brazil was one of the largest among emerging economies and made up approximately 40% of the investment bank fee pool in Latin America. Pactual’s market strength will complement UBS’s existing position in Latin America.”
Andre Esteves, Managing Partner of Pactual said:
“We are confident that the combination of a first class global bank with our leading position in Brazil’s financial industry will create an even more powerful investment bank in the Latin America region. Our clients will benefit from a significant enhancement in our product line and the overall quality of our services, and we will be a market leader in all areas.”
UBS
UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with an international culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the world’s largest wealth manager, a top tier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 39% of its employees working in the Americas, 37% in Switzerland, 16% in the rest of Europe and 8% in Asia Pacific. UBS’s financial

Media Relations 9 May 2006 Page 3 of 3
businesses employ more than 70,000 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).
Pactual is a private partnership based in Brazil, with main offices in Sao Paulo and Rio de Janeiro. The company employs 517 employees, including 33 partners. The company was founded in 1983 as a securities dealer, since 1984 managing investment funds. It has a strong culture of high performance.

Contact:	Zurich
	Christoph Meier:	+41-44-234 8316

New York
	Mark Arena:	+1-212-882-5685
	Mark Hengel:	+1-212-882-5689
	Doug Morris:	+1-212-882-5694

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; and 333-132747-01 to —10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ James Odell
		Name:	James Odell
		Title	Managing Director

	By:	/s/ Niall O’Toole
		Name:	Niall O’Toole
		Title:	Executive Director

Date: May 9, 2006